

August 16, 2012

Via E-mail
Mr. Elliot Maza
Chief Executive Officer
and Chief Financial Officer
BioZone Pharmaceuticals, Inc.
550 Sylvan Avenue, Suite 101
Englewood Cliffs, NJ 07632

> **Re: BioZone Pharmaceuticals, Inc.**
> **Item 4.02 of Form 8-K Dated August 8, 2012**
> **Filed August 13, 2012**
> **File No. 333-146182**

Dear Mr. Maza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please clarify whether you are restating the March 31, 2011 or March 31, 2012 period. In your first paragraph you state that "the period ended March 31, 2011 should no longer be relied upon" yet in the second paragraph you state that the "Company determined that the financial statements filed for the three month period end March 31, 2012 contained a misstatement."

2. Please clarify whether the expenses that should be "recharacterized" were already included in the income statement and are now be reclassified to a different line item in the Consolidated Statement of Earnings or if the expenses were previously excluded from the Financial Statements.

3. Please also provide us with an estimated time-frame as to when you intend to file the Form 10-Q/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding these comments.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant